Thacher Proffitt & Wood LLP Two World Financial Center New York, NY 10281 (212) 912-7400 Fax: (212) 912-7751 www.tpw.com Direct Dial: 7420

April 14, 2006

Hanna T. Teshome
Attorney-Advisor
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3561

Re:	Nomura Asset Acceptance Corporation Amendment No. 1 to Registration Statement on Form S-3 Filed April 5, 2006 File No. 333-132108

Dear Ms. Teshome:

We have received and reviewed your comment letter dated April 13, 2006 to our Amendment No. 1 to Registration Statement on Form S-3 of April 5, 2006. This cover letter and the enclosed revised filing is intended to respond to the points raised in your letter and the additional comment raised in your telephone conversation with us on April 14, 2006.

We have enclosed both clean and marked copies to show changes of the reviewed filing.

We appreciate the Commission’s continued review of our intended disclosure and look forward to working with you on such questions as may be presented in the course of developing a compliant filing for Nomura Asset Acceptance Corporation.

Nomura Asset Acceptance Corporation
April 14, 2006	Page 2.

Registration Statement on Form S-3

Prospectus Supplement

Mandatory Auction

Comment:

1.
We note your reference to a market value swap in this section. The base prospectus, however, does not include a reference to a market value swap. Please note that all credit enhancements that are reasonably contemplated to be included in future offerings must be in the base prospectus. Please refer to our prior comment 4 and revise the document accordingly.

Response:

We have revised the base prospectus in response to this comment.

Comment:

2.	We reissue our prior comment 21, in part. Please confirm that there will be no involvement or control of any such auction by the issuer or any of its affiliates.

Response:

We confirm that there will be no involvement or control of any such auction by the issuer or any of its affiliates.

Base Prospectus

Purchase Obligation

Comment:

3.	Please provide a legal analysis as to whether Purchase Obligations meet the requirements of Rule 3a-7 of the Investment Company Act.

Response:

We have revised our base prospectus to make it clear that a purchase obligation would not be an obligation or right of the holder of an offered class. Because the purchase obligation is not a right or obligation of a holder of an offered certificate or note or a feature of any offered class, a purchase obligation would not make any of class of offered certificates or notes a redeemable security.

Nomura Asset Acceptance Corporation
April 14, 2006	Page 3.

If you need any additional information, please contact Timothy Crowley at (212) 912-7494 or the undersigned at (212) 912-7420 with any other questions.

Sincerely, /s/ Serena M. Mentor
Serena M. Mentor